April 8, 2010

Ms. Jamie Ruff Casto
Managing Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

> Re: Nationwide Variable Account II: Initial Registration
> on Form N-4 (File Nos. 333-164886 & 811-03330)

Dear Ms. Casto:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on February 12, 2010. We have given this filing a full review; Staff comments are indicated below. Page references reflect the pages in the courtesy copy provided for our review. Item references are to the item numbers set forth in Form N-4 unless otherwise indicated.

1.   Guarantees. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or any of its related riders. If there are none, please include a representation in your response letter indicating that there are no such agreements and the company will be solely responsible for paying out all guarantees associated with the contract and its related riders.

2.   Glossary (p. 2). If correct, please revise the definition of Extra Value Credit to indicate that the bonus is applied to the "Contract Value."

3.   Periodic Charge Table (p.6). The "Total Variable Account Charges" values for the three Death Benefit Options and the Beneficiary Protector II Option appear to assume annual variable account charges equal 1.30% without the optional charges. Please recalculate these values using Maximum Mortality and Expense Risk Charges of 1.65% and Administrative Charges of 0.20%.

4.   Examples (p. 8). Please include example figures in the pre-effective amendment and confirm supplementally that the example values are based on a $10,000 initial investment and not a $10,500 initial investment (reflecting the 5% bonus credit).

5.   Minimum Initial and Subsequent Purchase Payments (p. 9). Please clarify the phrase "subject to investment performance" in the last sentence of this section. Specifically, please indicate whether the amount returned is always adjusted for market performance or if it is only adjusted when performance is negative.

6.   The Fixed Account (p. 13). Please revise the paragraph directly above "*Fixed Account Interest Rate Guarantee Period*" to show how the 5% bonus credit is reflected in the guaranteed Fixed Account value calculation. Alternatively, explain why the guarantee does not apply to the value of bonus credits allocated to the Fixed Account.

7. *Waiver of CDSC (p. 16).* It is particularly difficult to understand the practical effect of the following statement on page 16,

> Purchase payments surrendered under the CDSC-free withdrawal privilege are not, for the purpose of calculating the maximum amount that can be withdrawn annually without a CDSC in subsection (1) above and for determining the waiver of CDSC for partial surrenders discussed later in this section, considered a surrender of purchase payments.

Please rewrite it in plain English. Rule 421. What is the point of characterizing these withdrawals as if they are not surrenders of purchase payments? What impact does that have on the value in subsection (1) or the partial surrender waiver amount?

8. *Beneficiary Protector II Option (pp. 19-20).*
a. Who Will Benefit? Please provide a brief summary of the general circumstances in which this option would be advantageous and the general fact pattern in which it would not provide a benefit.

b. Limit on Adjusted Earnings. The disclosure states that the maximum 200% Adjusted Earnings value is determined based on purchase payments made more than a year before the Co-Annuitant's death "proportionally adjusted for surrenders." Do the same time restrictions apply to the adjustment for surrenders? This comment applies to the 200% Maximum Adjusted Earnings limit mentioned on page 19 (under "*Calculation of the First Benefit*") and page 20 (under "*Calculation of the Second Benefit*").

9. *10% and 5% Lifetime Income Option (pp. 20-24).*
a. Introduction. If correct, please state that Nationwide treats surrenders as non-taxable returns of investment basis if the contract value at the time of the surrender is equal to or less than the sum or all purchase payments under the contract.

b. Availability. Please define "beneficially owned contracts."

c. Lifetime Income Option Charge. Please confirm that the charge for these options will not be assessed against any amounts held in the Fixed Account in connection with participation in the Dollar Cost Averaging for Living Benefits program. Otherwise, revise the fee disclosure as appropriate.

d. Determination of the Income Benefit Base Prior to the First Surrender.
   (i) Frequency. Please clarify when the Current Income Benefit Base is recalculated if the contractowner has taken no surrenders. Is it only recalculated once a year on the L.inc Anniversary, or do new purchase payments also trigger a recalculation?

   (ii) Bonus Credits. For both the 10% and 5% Options, subparagraph (1) of the Current Income Benefit Base calculation is confusing. It states that one possible value for the Current Income Benefit Base is the highest anniversary contract value plus purchase payments and "credits applied after that L.inc Anniversary." Given that Nationwide only provides a bonus credit on purchase payments made during the first Contract Year, when would credits ever be applied after a L.inc Anniversary? Please reconcile or explain.

   (iii) Purchase Payments with Roll-up. Please clarify that the roll-up simple interest percentage is an annual rate.

(iv) When Contract Value Equals Zero. If new purchase payments do not trigger the recalculation of the Current Income Benefit Base, does this mean purchase payments made after the last L.inc Anniversary but before the date the Contract Value falls to zero will not increase the annual benefit provided under the Lifetime Income Options? See Comment 9(d)(i) above. Please clarify.

e. Settlement Options. If a contractowner declines the lump sum settlement offers in favor of the 5% or 10% Lifetime Income Option Benefit, what procedures apply to distribution of the lifetime benefit payments? Will Nationwide automatically pay the annual benefit amount to the contractowner each year on a specific date? Will the contractowner still have to request surrenders equal to the annual benefit amount each year? If so, does the contractowner forego a portion of the benefit if s/he fails to request the entire year's benefit before the relevant 12-month period ends? Please explain.

10. Income Benefit Investment Options (pp. 24-25). Somewhere in this section, please identify which investment options are funds-of-funds and indicate that the underlying fund expenses relating to these options may be higher because they include the expenses of the underlying funds in which they invest.

11. Systematic Withdrawals (p. 33). In the second paragraph below the chart, please clarify the term "those amounts." Specifically, does the first sentence mean that the entire withdrawal is subject to the CDSC provision's free withdrawal provision or just the part that exceeds the free withdrawal permitted under the Systematic Withdrawal provision? An example may be helpful.

12. Death Benefit Payment & Death Benefit Calculations (pp. 35-37). Please clarify the effect of the last paragraph under "Death Benefit Payment." Specifically, when there are multiple beneficiaries, does Nationwide have to receive instructions from all the beneficiaries to have "all the information necessary to pay the death benefit" as required by sub-paragraph (1) of each death benefit calculation?

13. Statements and Reports (p. 42). This section states that only one copy of the Fund's prospectuses, annual and semi-annual reports, and other documents will be mailed to those addresses shared by two or more accounts. Rule 30e-1(f) under the Investment Company Act permits Funds to send only one report to a household if either (i) consent in writing is obtained, or (ii) without written consent upon satisfaction of certain conditions. Please revise the disclosure to be consistent with Rule 30e-1(f).

14. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and
- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products